UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: November 13, 2018

(Date of earliest event reported)

HIGHTIMES HOLDING CORP.

(Exact name of issuer as specified in its charter)

Delaware	81-4706993
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

10990 Wilshire Blvd

Penthouse

Los Angeles, California 90024-3898

(Full mailing address of principal executive offices)

(844) 933-3287

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A voting Common Stock, par value $0.0001 per share

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 9.	OTHER EVENTS

Note Conversion Agreements and Warrant Exercise.

Agreements with holders of Purchase Notes.

Under the terms of the February 2017 stock purchase agreement (the “Stock Purchase Agreement”) among Hightimes Holding Corp., a Delaware corporation (“Hightimes” or the “Company”), Trans-High Corporation, a New York corporation (“THC”), and the former stockholders of THC, as partial payment for 100% of the capital stock of THC, such former stockholders were issued 4,000,000 shares of Class A voting Common Stock of Hightimes and $30,000,000 of Hightimes 8% three year promissory notes (the “Purchase Notes”) that required quarterly principal installment payments of $1,500,000 plus accrued interest, commencing in August 2017. Among other things, the holders of the Purchase Notes (the “Purchase Noteholders”) agreed that at the time of completion of the Company’s currently pending Regulation A+ Public Offering (the “Public Offering”) and listing of the Company’s shares on a Qualified Stock Exchange (as defined in the Stock Purchase Agreement), the outstanding Purchase Notes would automatically convert into Class B non-voting common stock.

On October 31, 2017, Hightimes agreed to amend the original stock purchase agreement to provide the Purchase Noteholders with shares of Class A voting Common Stock (as opposed to Class B non-voting Common Stock). As part of such agreement, the Purchase Noteholders agreed to grant to Adam E. Levin, Chief Executive Officer of the Company, a three year irrevocable proxy coupled with an interest to vote all shares of Hightimes Class A Common Stock in favor of the election of a slate of directors proposed by management at any regular or special meeting of stockholders at which directors are to be elected. As part of the amendment to the original stock purchase agreement, the Purchase Noteholders agreed that the remaining outstanding balance of the Purchase Notes (then $28,500,000), when converted would be discounted by 25% to an estimated $18,000,000 (estimated at $24,000,000 assuming payment of principal installments were made when due) and receive at the time of completion of the Offering an aggregate of 1,636,364 shares of Class A voting Common Stock of the Company. The 1,636,364 shares of Class A Common Stock to be issued is calculated by dividing the then outstanding $18,000,000 discounted principal amount of the Purchase Notes by the $11.00 per share offering p of Class A Common Stock sold in the Offering.

There were no payments made on the November 28, 2017, February 28, 2018 or May 28, 2018 quarterly installments (the “Installments”) of principal and accrued interest, as a result of which the Purchase Notes were in default. On May 15, 2018 and May 24, 2018, the Purchase Noteholders agreed to waive the defaults and defer until September 12, 2018 payment of the Installments; provided that all $4,500,000 of deferred principal payments and accrued and unpaid interest at the rate of 12% per annum compounded monthly (the default interest rate) from August 29, 2017 to the date of payment is paid either out of the net proceeds of the Public Offering, and in any event by no later than September 12, 2018. The May 2018 agreements with the h Purchase Noteholders also provided that in the event for any reason, the net proceeds from the Public Offering were insufficient to pay in cash the entire foregoing amounts due, the Company may pay any remaining balance out of available working capital as and when it becomes available.

Although Hightimes intended to apply approximately $8,191,000 of the net proceeds of its Offering to pay the three deferred and unpaid principal installments aggregating $4,500,000, plus accrued interest estimated at approximately $3,691,000, to satisfy its obligations under the Purchase Notes, as of October 31, 2018, the Company had not received sufficient net proceeds to make such payments. In addition, the $1,500,000 principal installment on the Purchase Notes that was due on August 28, 2018 was not made.

On September 7, 2018, Hightimes entered into a payment waiver letter with the Purchase Noteholders in which the Purchase Noteholders agreed to waive prior defaults resulting from our failure to make the four installment payments owed through August 28, 2018, and the majority of the noteholders agreed to convert 35% of the Purchase Note accrued interest on unpaid installments owed as of August 31, 2018 into shares of Class A voting Common Stock of Hightimes at a conversion price of $11.00 per share.

On November 13, 2018, Hightimes and the Purchase Noteholders entered into an agreement under which:

●	Hightimes acknowledged that as of October 31, 2018, it owed a total of $6,000,000 in past due principal and $1,448,930 of accrued interest on all Purchase Notes.

●	Each of the Purchase Note holders agreed to waive any prior defaults in payments under the Purchase Notes, or any failure by Hightimes to comply with any terms and conditions contained in the prior waiver agreements.

●	Each of the Purchase Note holders agreed to waive their rights under the prior waiver agreements or the Use of Proceeds section of the Company’s Regulation A+ Offering Circular, as amended, in connection with the Offering to receive accrued interest or defaulted principal installments on the Note payable to the undersigned out of the proceeds received by Hightimes from the Offering through and including October 31, 2018.

●	Each of the Purchase Note holders acknowledged and confirmed that, pursuant to the agreement dated September 7, 2018, a total of $2,914,395 of the accrued but unpaid interest that was due as of August 31, 2018 was converted into a total of 264,945 shares of Class A voting Common Stock of Hightimes at a conversion price of $11.00 per share.

●	Hightimes covenanted and agreed to pay to each of the Purchase Note holders the aggregate sum, payable in cash, of $1,500,000 (the “Cash Payment”); which Cash Payment was payable, as to $1,000,000 by November 15, 2018 and as to $500,000 by November 30, 2018.

●	The parties agreed that, subject to ExWorks Capital Fund I, L.P. (“ExWorks”) exercise of two warrants to purchase Hightimes Class A common stock (the “ExWorks Warrants”), and its application of 100% of the estimated total $3,042,000 exercise price of the ExWorks Warrants toward the reduction of the current $14,039,284 outstanding senior secured convertible note issued by Hightimes, THC and its subsidiaries to ExWorks (the “ExWorks Note”), each of the Purchase Note holders would convert their proportionate share of $3,046,000 of Purchase Notes into 276,909 additional shares of Hightimes Class A common stock at a conversion price of $11.00 per share. On November 15, 2018, ExWorks agreed to exercise the ExWorks Warrants and apply the total exercise price toward the reduction of the ExWorks Note.

●	The parties agreed that the total unpaid balance of $2,902,930 of principal installments and accrued interest due and payable to the Purchase Note holders under the prior agreements would be evidenced by 12% Hightimes non-convertible notes, each dated as of November 1, 2018 (the “Final Notes”) that will mature on October 31, 2019 (the “Maturity Date”), but which shall be subject to mandatory prepayment (applied first to accrued interest and then to outstanding principal) at the rate of twenty percent (20%) of all net proceeds (defined as gross proceeds, less selling commissions and expenses) received in cash by Hightimes from all public and private financings (including the Regulation A+ Public Offering) that may occur from November 1, 2018 through and including the October 31, 2019 Maturity Date of the Final Notes.

●	The parties agreed that, after giving effect to the above conversions, (a) the total remaining outstanding principal amount of Purchase Notes owed to all Purchase Note holders is $22,500,000 in principal amount (the “Purchase Note Balance”), and (b) in anticipation of Hightimes Class A Common Stock being approved for listing or quotation on the OTCQX Market, as an Approved Public Listing, each of the Purchase Note holders agreed to immediately convert their proportionate share of 75% of the $22,500,000 Principal Note Balance, or $16,875,000, into an aggregate of 1,534,090 additional shares of Hightimes Class A common stock (the “Purchase Note Balance Conversion Shares”).

On November 30, 2018, Hightimes paid the holders of the Purchase Notes the sum of $1,000,000 as partial payment of the $1,500,000 Cash Payment owed and agreed to pay the $500,000 balance by not later than December 10, 2018. In addition, the Purchase Noteholders representing 90.47% of the outstanding Purchase Notes agreed to immediately grant to Adam E. Levin the three year voting proxy on all of their Hightimes shares and further agreed that in the event that an Approved Public Listing does not occur by January 7, 2019, the Purchase Noteholders may rescind the immediate conversion of the Purchase Notes Balance and retain your proportionate interest in such Purchase Note Balance.

As a result of the above agreements, an aggregate of approximately $25.6 million of principal and accrued interest on the Purchase Notes were converted into approximately 2.3 million shares of Hightimes Class A Common Stock at a conversion price of $11.00 per share, and Hightimes delivered the Final Notes to the former Purchase Noteholders to evidence the remaining total unpaid balance of $2,902,930 of principal installments and accrued interest under the original Purchase Notes.

 Exercise of ExWorks Warrants

Hightimes financed a portion of the purchase price to acquire THC with a senior secured loan from ExWorks. At the time of the February 2017 initial closing of the ExWorks loan, Hightimes issued to ExWorks a warrant to purchase 2.75% of its Class A Common Stock deemed outstanding at an exercise price of $0.01 per share (the “February 2017 Warrant”), and (b) in connection with a February 2018 third amendment to the loan agreement, the Company granted ExWorks a second warrant (the “February 2018 Warrant”) to purchase an additional 2.25% of Class A Common Stock deemed outstanding at an exercise price of $5.47 per share (with the final purchase price to be determined on the day of exercise). Such exercise price was calculated by dividing $135,000,000 by the Class A Common Stock deemed outstanding immediately prior to the Public Offering.

On June 4, 2018, ExWorks agreed that upon the first to occur of the completion of the Public Offering and listing or trading of our Class A Common Stock on any one of Nasdaq, NYSE American, the OTC Market or the Canadian Securities Exchange, it would exercise both the February 2017 Warrant and the February 2018 Warrant. Based on our Class A Common Stock deemed outstanding immediately prior to the Public Offering, exercise of such warrants would entitle ExWorks to purchase a total of 1,235,662 shares of our Class A Common Stock and pay an average weighted exercise price of $2.46 through a $3,042,818.22 reduction of the principal amount $14,000,000 note owed by us and our consolidated subsidiaries to ExWorks. Pursuant to an instruction letter from ExWorks to the Company dated November 15, 2018 (the “Exercise Letter”), ExWorks exercised both the February 2017 Warrant and the February 2018 Warrant and applied the exercise prices to reduce the Company’s indebtedness to ExWorks by a total pf $3,042,818.22. The Exercise Letter is attached as Exhibit 3.3 hereto and is incorporated by reference herein.

Extension of Offering Period and Termination Date of the Offering.

On November 30, 2018, Hightimes elected to extend the outside termination date of its Regulation A+ public offering (the “Offering”) from November 30, 2018 to as late as January 31, 2019. Accordingly, the Offering will terminate on the first to occur of (i) the date on which all 4,545,454 shares are sold, (ii) January 31, 2019 or (iii) such earlier termination date as deemed appropriate by Hightimes’s management (in each case, the “Termination Date”). In conjunction with the extension of the Termination Date, Hightimes has updated the form of investor subscription agreement (the “Subscription Agreement”) for the Offering to (i) reflect the extended Termination Date and (ii) direct investors to this Current Report on Form 1-U, which supplements disclosures contained in Hightimes’s Offering Circular. The Subscription Agreement is attached as Exhibit 4.1 hereto and is incorporated herein by reference.

The updated form of subscription agreement filed as Exhibit 4.1 to this Current Report on Form 1-U and any summary of the terms of such documents are subject to, and qualified in their entirety by, the full text of such documents, which are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hightimes Corp.
a Delaware corporation

By:	/s/ Adam E. Levin
Name:	Adam E. Levin
Its:	Chief Executive Officer
Date:	December 4, 2018

Exhibits to Form 1-U

Index to Exhibits

Exhibit No.	Description

3.1	November 13, 2018 agreement with holders of Purchase Notes.

3.2	November 30, 2018 agreement with holders of the Purchase Notes.

3.3	Exercise Letter, dated November 15, 2018, from ExWorks Capital Fund I, L.P. to Hightimes Holding Corp.

4.1	Form of Subscription Agreement for Regulation A+ Offering.

13.1	Form of Press Release.